Exhibit 99.2

Magnetar Capital LLC	847.905.4400
1603 Orrington	847.869.2064 fax
13th Floor
Evanston, IL 60201

April 2, 2020

VIA EMAIL

The Meet Group, Inc.

100 Union Square Drive

New Hope, PA 18938

Attention:	Mr. Frederic Beckley,
Executive Vice President and General Counsel

Re:	The Meet Group, Inc.
Schedule 13D, filed on March 19, 2020
Filed by Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC, and Alec N. Litowitz

Mr. Beckley:

This letter is in response to your letter dated March 20, 2020 and follows our subsequent telephonic discussion on that same date where we discussed the Schedule 13D relating to the Meet Group, Inc., a Delaware corporation (the “Meet Group”), that was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2020 by Magnetar Financial LLC, a Delaware limited liability company, Magnetar Capital Partners LP, a Delaware limited partnership, Supernova Management LLC, a Delaware limited liability company, and Alec N. Litowitz (collectively, the “Reporting Persons”). In the Schedule 13D, the Reporting Persons disclosed that they have acquired beneficial ownership of an aggregate of 5,250,673 shares of the common stock, par value $0.001 (the “Common Stock”), of the Meet Group, Inc. representing approximately 7.39% of the issued and outstanding Common Stock.

In your letter, you informed me that the Meet Group had previously adopted and publicly announced a Section 382 Tax Benefits Preservation Plan (the “Tax Benefits Plan”) and that the rights issued thereunder (the “Rights”) generally become exercisable if a person (or any persons acting as a group) acquires beneficial ownership of 4.99% (the “Ownership Threshold”) or more of the outstanding Common Stock, without the approval of the Board, after the first public announcement by the Meet Group of the adoption of the Tax Benefits Plan.

Your further informed me that, if we would like to prevent the Reporting Persons from being deemed to be “Acquiring Persons” under the Tax Benefits Plan and the Rights from becoming exercisable, we need to, no later than April 3, 2020, provide the Meet Group with the certification required by Section 1(a)(v) of the Tax Benefits Plan and confirm that the Reporting Persons intend to reduce their beneficial ownership of Common Stock to less than 4.99% of the issued and outstanding Common Stock as required by the terms of the Tax Benefits Plan.

Accordingly, we hereby confirm and certify to the Meet Group that, in becoming the beneficial owner of 7.39% of the Common Stock, the Reporting Persons (i) were not aware of the existence of the Tax Benefits Plan, (ii) had no intention whatsoever to cause either a Triggering Event (as such term is defined in the Tax Benefits Plan) or the Rights to become exercisable, and (iii) had no actual knowledge of the consequences of such beneficial ownership under the Tax Benefits Plan. We further confirm that the Reporting Persons intend to reduce their beneficial ownership of Common Stock to less than 4.99% of the issued and outstanding Common Stock no later than ten business days from the date hereof.

Sincerely,

MAGNETAR CAPITAL LLC

/s/ Karl Wachter
By:	Karl Wachter
General Counsel